51-102F3
Material Change Report

Item 1. Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. Date of Material Change

December 16, 2019

Item 3. News Release

The news release was filed on SEDAR and disseminated through Stockwatch and Bay Street News (Market News Publishing).

Item 4. Summary of Material Change

The Company has entered into a Property Purchase Agreement with Colt Resources Inc. (“Colt”) whereby the Company has purchased Colt’s 67% right, interest and title in and to the Extra High Property (the “Extra High Property”) for a cash consideration of $100,000 of which $25,000 has already been paid and the balance i.e. $75,000 is payable after eighteen months, and for a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000. As a result of this transaction, the Company now owns a 100% undivided right, interest and title in and to the Extra High Property.

Item 5. Full Description of Material Change

Please see News Release dated December 16, 2019 attached as Schedule “A”.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7. Omitted Information

None

Item 8. Executive Officer

Mr. Jake H. Kalpakian, President, (604) 681-1519 ext. 6105

Item 9. Date of Report

December 20, 2019

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SCHEDULE “A”

NEWS RELEASE

Symbols:	JJJ.X - CSE
HHHEF - OTCQB

37 Capital acquires Colt’s 67% interest in the Extra High Property

VANCOUVER, BRITISH COLUMBIA. December 16, 2019. 37 Capital Inc. (the “Company” or “37 Capital”). The Company has entered into a Property Purchase Agreement with Colt Resources Inc. (“Colt”) whereby the Company has purchased Colt’s 67% right, interest and title in and to the Extra High Property (the “Extra High Property”) for a cash consideration of $100,000 of which $25,000 has already been paid and the balance i.e. $75,000 is payable after eighteen months, and for a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000.

As a result of this transaction, the Company now owns a 100% undivided right, interest and title in and to the Extra High Property.

The Extra High Property is located on Samatosum Mountain, immediately south of the formerly producing Samatosum Mine, 60 km northeast of Kamloops, British Columbia, Canada. Furthermore, the Extra High Property is in close proximity to the past producing Homestake Mine, and has good infrastructure including forestry roads and nearby hydro and rail.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian, President

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Statements in this news release which are not historical facts are “forward-looking statements” that involve risks and uncertainties. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties such as the risk that the Company may not be able to complete the Acacia Property Option Agreement.

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